Fourth Quarter 2019
Financial Review

  

ZIONS BANCORPORATION

January 21, 2020

Forward-Looking Statements; Use of Non-GAAP Financial Measures

Forward Looking Information

These materials include "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations regarding future events or determinations, all of which are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, market trends, industry results or regulatory outcomes to differ materially from those expressed or implied by such forward-looking statements.

Without limiting the foregoing, the words "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "might," "plans," "projects," "should," "would," "targets," "will" and the negative thereof and similar words and expressions are intended to identify forward-looking statements. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about future financial and operating results. Actual results and outcomes may differ materially from those presented, either expressed or implied, in the presentation. Important risk factors that may cause such material differences include, but are not limited to, the Bank's ability to meet operating leverage goals; the rate of change of interest-sensitive assets and liabilities relative to changes in benchmark interest rates; the ability of the Bank to upgrade its core deposit system and implement new digital products in order to remain competitive; risks associated with information security, such as systems breaches and failures; and legislative, regulatory and economic developments. These risks, as well as other factors, are discussed in the Bank's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (SEC) and available at the SEC's Internet site (https://www.sec.gov/). In addition, you may obtain documents filed with the SEC by the Bank free of charge by contacting: Investor Relations, Zions Bancorporation, N.A., One South Main Street, 11th Floor, Salt Lake City, Utah 84133, (801) 844-7637. Except as required by law, Zions Bancorporation, N.A. specifically disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

Use of Non-GAAP Financial Measures:

This document contains several references to non-GAAP measures, including pre-provision net revenue and the "efficiency ratio," which are common industry terms used by investors and financial services analysts. Certain of these non-GAAP measures are key inputs into Zions' management compensation and are used in Zions' strategic goals that have been and may continue to be articulated to investors. Therefore, the use of such non-GAAP measures are believed by management to be of substantial interest to the consumers of these financial disclosures and are used prominently throughout the disclosures. A full reconciliation of the difference between such measures and GAAP financials is provided within the document, and users of this document are encouraged to carefully review this reconciliation.

ZIONS BANCORPORATION

Fourth Quarter 2019 Financial Highlights

Quarterly earnings adversely impacted by several infrequent items

Earnings and Profitability:

- **$0.97** diluted earnings per share compared to $1.08 in 4Q18
- Infrequent items include:
  - In 4Q19: **(1)** $0.16 per share charge from severance and restructuring costs **(2)** $0.04 per share charge for the resolution of a self-identified operational issue and **(3)** $0.03 per share valuation gain on client-related interest-rate swaps
  - In 4Q18: $0.02 per share benefit in 4Q18 related to tax planning items impacted by the Tax Cut and Jobs Act

Efficiency:

- **61.3%** efficiency ratio in 4Q19, compared to 57.8% in the year ago period due to:
  - A challenging revenue environment
  - 1.4 percentage points of adverse impact due to the resolution of a self-identified operational issue

Deposits

- Average deposit growth:
  - **10.5%** annualized total deposit growth from prior quarter
  - **7.5%** annualized noninterest bearing deposit growth from prior quarter
- **6 basis points:** decline in the cost of total deposits from the prior quarter to 0.44%

Credit quality: Credit quality remains strong

- **0.51%**: ratio of NPAs/Loan and leases and OREO

Capital Management:

- **$275** million of shares repurchased in 4Q19
- **$1.1 billion or 12.5%** of shares repurchased in 2019

---

(1) Adjusted for items such as severance, other real estate expense, pension termination-related expense, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation tables.   (2) of shares outstanding as of December 31, 2018

ZIONS BANCORPORATION

Diluted Earnings per Share and Pre-Provision Net Revenue

Earnings per share in the quarter were adversely impacted by several infrequent items

Diluted Earnings per Share



$1.08
$1.04
$0.99
$1.17
$0.97
4Q18
1Q19
2Q19
3Q19
4Q19

Infrequent items:

- In 4Q19, $0.16 per share adverse impact from severance and restructuring costs, $0.04 per share adverse impact from the resolution of an operational issue, $0.03 per share positive impact from a derivative valuation gain on client-related interest rate swaps
- In 4Q18, $0.02 per share benefit from tax planning items related to the Tax Cut and Jobs Act

Adjusted PPNR[1]



($mm)
$147
$175
$217
$259
$305
$285
$294
$309
$275
+87% from 4Q14
4Q14
4Q15
4Q16
4Q17
4Q18
1Q19
2Q19
3Q19
4Q19

Infrequent items:

- In 4Q19, $10 million adverse impact from the resolution of an operational issue
- In 4Q18, $4 million benefit from tax planning items related to the Tax Cut and Jobs Act

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table.

ZIONS BANCORPORATION

Efficiency Ratio



- The efficiency ratio[1] in 4Q19 was 61.3%, compared to 57.8% in the year ago period
  - Adverse impact of 1.4 percentage points due to resolution of a self-identified operational issue
- Committed to further improvement of the efficiency ratio



Annual Efficiency Ratios

(1) Defined as noninterest expenses as a percentage of net revenue, adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table

ZIONS BANCORPORATION

Noninterest Bearing Deposits

Noninterest bearing deposits remain strong among peers



Average
Noninterest Bearing
Deposits
($mm)
ZION DDA Percent of Total Deposits
50%
45%
40%
35%
30%
25%
$30,000
$25,000
$20,000
$15,000
$10,000
4Q14
4Q15
4Q16
4Q17
4Q18
1Q19
2Q19
3Q19
4Q19



Average Noninterest
Bearing Deposits
Most Recent Quarter
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
CMA
ZION
WAL
BOKF
FRC
RF
MTB
EWBC
FITB
FHN
FNB
KEY
SNV
WTFC
HBAN
CFG
PBCT
ASB

Source: S&P Global

ZIONS BANCORPORATION

Credit Quality

Exceptional credit quality

- **Key Credit Metrics:**
  - *Classified loans (1.6% of loans)*
    - Increased 15% from the prior year
    - Increased less than 1% from the prior qtr
  - *NPAs+90[1] (0.5% of loans + OREO)*
    - Decreased 0.03% from the prior year
    - Increased 0.04% from prior qtr
  - *Annualized net loan losses of:*
    - 0.18% in 4Q19
    - 0.08% net charge-offs over the last 12 months

- **Allowance for credit losses**
  - 114 basis points of total loans and leases
  - 2.2x coverage of NPAs unchanged from a year ago
  - 0.7x of classified loans compared with 0.8x a year ago

Credit Quality Ratios



4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
4Q14
4Q15
4Q16
4Q17
4Q18
1Q19
2Q19
3Q19
4Q19
Trailing 12 month net loan charge-offs/loans: 0.08%
NCOs / Loans (ann.)
Classified / Loans
NPAs +90/ Loans + OREO
ACL / Loans

(1) Nonperforming assets plus loans that were ≥ 90 days past due.
Note: Net Charge-offs/Loans ratio is annualized for all periods shown

ZIONS BANCORPORATION



We Have Furthered our Digital Capabilities Meaningfully Over the Last Several Years

COMMERCIAL	SMALL BUSINESS	AFFLUENT	CONSUMER

CUSTOMER FIRST AND EMPOWERING BANKERS

- ✓ Treasury Internet Banking 2.0 *2018-2019* — $10B Demand Deposits; $100MM Fee Income
- Online and Mobile Banking Replacement *2020-2021* — 625,000 consumer accounts; 125,000 business accounts
- ✓ Digital Business Loan Application *2019* — $2B Loan Balances; 4,000 Applications
- ✓ Digital Mortgage Loan Application *2019* — $2.7B Fundings; 10,000 Applications
- ✓ Mobile Positive Pay *2019* — Supporting 50% of Treasury Customers
- ✓ Small Business and Consumer Digital Account Opening *2016 -2019* — Deposit, Credit Card, and Consumer Loans – 9 out of 10 Customer Satisfaction Score
- ✓ Deposit Product Simplification *2018-2019* — 1.5 Million Accounts - Moving from 500 to 100 Account Types
- Relationship Manager Mobile Enablement *2019-2020*
- ✓ Public Website Relaunch *2018-2019* — 3 million visits per month

DIGITAL TO THE CORE

- Customer Data Hub *2019-2021* — Master Data Management for Systems of Record
- ✓ Automation Center of Excellence — 138 processes Automated
- ✓ FutureCore Release 1 & 2 *2017-2019* — Consumer, C&I, and CRE Lending Core System Replacement
- FutureCore Release 3 *Underway* — Deposit System Replacement

8

ZIONS BANCORPORATION

Balance Sheet Profitability

Zions' profitability has improved since embarking on the efficiency initiative in 2015

Return on Assets



0.57%
0.68%
0.88%
0.74%
1.34%
1.26%
1.14%
1.25%
1.04%
4Q14
4Q15
4Q16
4Q17
4Q18
1Q19
2Q19
3Q19
4Q19

In 4Q19:

- Adverse impact of 16 bps from severance and restructuring charge
- Adverse impact of 4 bps from the resolution of an operational issue
- Positive impact of 3 bps from derivative valuation gain on client-related interest rate swaps

Return on Tangible Common Equity



5.0%
6.2%
8.4%
7.4%
14.5%
13.9%
12.7%
14.2%
11.8%
4Q14
4Q15
4Q16
4Q17
4Q18
1Q19
2Q19
3Q19
4Q19

In 4Q19:

- Adverse impact of 190 bps from severance and restructuring charge
- Adverse impact of 50 bps from resolution of an operational issue
- Positive impact of 30 bps from derivative valuation gain on client-related interest rate swaps

Net Interest Income

Changes in interest rates and balance sheet composition impact net interest income performance

Net Interest Income


Net Interest Margin
($mm)
$576
$576
$569
$567
$559
-3% YoY
3.67%
3.68%
3.54%
3.48%
3.46%
4Q18
1Q19
2Q19
3Q19
4Q19

Net Interest Margin


3Q19 NIM
3.48%
-0.02%
Money Market & Securities Yields
-0.14%
Loan Yields
0.04%
Balance Sheet Mix
0.05%
Cost of Deposits
0.05%
Cost of Borrowings
4Q19 NIM
3.46%

ZIONS BANCORPORATION

Average Loan and Deposit Growth



Average Total Loans

— Loan Yields

($mm)

Loans +5% YoY

4.79% 4.93% 4.85% 4.75% 4.56%

$55,000
$50,000
$45,000
$40,000
$35,000

4Q18 1Q19 2Q19 3Q19 4Q19



Average Total Deposits

— Cost of Total Deposits

($mm)

Deposits +5% YoY

0.35% 0.43% 0.49% 0.50% 0.44%

$55,000
$50,000
$45,000
$40,000
$35,000

4Q18 1Q19 2Q19 3Q19 4Q19

11

ZIONS BANCORPORATION

Investment Portfolio and Borrowed Funds

Investment Portfolio
Average Balance



Borrowed Funds
Average Balance



ZIONS BANCORPORATION

Loan Growth



Year-over-Year Loan Balance Growth
Total Loans: +4%

Growth Rate: Year over Year

- Municipal, 44%
- O&G, 10%
- Home Equity, -1%
- C&D, 1%
- Other, -2%
- 1-4 Family, 5%
- Owner Occupied, 3%
- Term CRE, 5%
- C&I (ex-O&G), 0.3%

Note: Circle size indicates relative proportion of loan portfolio as of 4Q19

Size of the Portfolio, in billions of dollars

Note: "Other" loans includes certain consumer loans such as credit cards and homeowner construction.

ZIONS BANCORPORATION

Noninterest Income

Growth of 2% over the prior year primarily due to capital markets and foreign exchange fees and wealth management fees

Customer-Related Fee Income (1)


($mm)
$131
$122
$130
$140
$134
4Q18
1Q19
2Q19
3Q19
4Q19

- Customer-related fee income up 2% from the year ago period due to strength in:
  - Capital markets product sales, up 19% from prior year
  - Wealth management and trust fees, up 14% from prior year
  - Commercial account fees, up 7% from prior year

(1) Reflects total customer-related noninterest income, which excludes items such as fair value and non-hedge derivative income, securities gains (losses), and other items, as detailed in the Noninterest Income table located in the earnings release.

14
ZIONS BANCORPORATION

Noninterest Expense



($mm)

+4% YoY

	4Q18	1Q19	2Q19	3Q19	4Q19
NIE (GAAP)	$420	$430	$424	$415	$472
Adjusted NIE (Non-GAAP)	$418	$431	$423	$415	$435

■ NIE (GAAP)   ■ Adjusted NIE (Non-GAAP)

- Total noninterest expense increased 12%, including infrequent items in 4Q19 of:
  - $22 million of severance costs
  - $15 million of restructuring costs
  - $10 million resolution of an operational issue

- Increase in software cost due to continued investment in core and customer facing technology initiatives

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table.

ZIONS BANCORPORATION

Current Expected Credit Losses (CECL) Estimates

Allowance for credit losses reduced 5% upon adoption of CECL – volatility expected to increase

There are a few key drivers that affect the allowance with the adoption of CECL:

- Relatively benign consensus "reasonable and supportable" (R&S) economic forecasts and projections of loan balance run-off (amortization & prepayment) push the allowance down
- For longer term loans, the expected loan life push the allowance up

Loan Segment / Security Type	% of Current Outstanding Balances	Current ACL to Loans	Weighted Average Remaining Life (years)[1]	CECL ACL to Loans	Change (bps)	Key Driver
Commercial	52%	1.50%	2.8	1.17%	↓ 33	Relatively benign R&S forecast
Commercial Real Estate	24%	1.04%	2.0	0.69%	↓ 35	Relatively benign R&S forecast
Consumer	24%	0.44%	4.6	1.30%	↑ 86	Expected life
Total Loan Portfolio	100%	1.14%	3.1	1.08%	↓ 6	
HTM Securities				0.03%		

[1] Includes projections of contractual payments along with modeled prepayments and defaults for the portfolio as of November 30, 2019

Volatility in the allowance for credit losses, and therefore earnings, will likely increase due to fluctuations in R&S economic forecasts throughout economic cycles

ZIONS BANCORPORATION

Financial Outlook (4Q 2020E vs 4Q 2019A)

	Outlook	Comments
Loan Balances	**Moderately Increasing**	▪ Moderate growth reflects activity in the next twelve months which may not be as strong as that experienced in the past twelve months
Net Interest Income	**Slightly Decreasing**	▪ Assumes benchmark rates generally consistent with the forward curve
Loan Loss Provision	**Modest**	▪ Expect loan loss provisions to be modest ▪ Assumes generally stable (benign) credit environment ▪ Assumes generally stable CECL forecast
Customer-Related Fees	**Slightly Increasing**	▪ Customer-related fees excludes securities gains, dividends
Adjusted Noninterest Expense	**Stable to Slightly Decreasing**	▪ Expect FY20 total noninterest expense to be stable to slightly lower than FY19's adjusted noninterest expense ($1,704 million) ▪ Excludes the effect of the defined benefit pension plan resolution
Capital Management	**Generally Stable Capital Ratios**	▪ Zions expects to maintain capital ratios at a relatively stable level in the near-term (6-12 months)

ZIONS BANCORPORATION

Appendix

- Financial Results Summary

- Interest Rate Sensitivity

- Impact of Warrants

- Loan Growth by Bank Brand and Loan Type

- Deposit Growth by Account Type

- GAAP to Non-GAAP Reconciliation

ZIONS BANCORPORATION

Financial Results Summary

Solid and improving fundamental performance

(Dollar amounts in millions, except per share data)	Three Months Ended		
	December 31, 2019	September 30, 2019	June 30, 2019
Earnings Results:			
Diluted Earnings Per Share	$ 0.97	$ 1.17	$ 0.99
Net Earnings Applicable to Common Shareholders	174	214	189
Net Interest Income	559	567	569
Noninterest Income	152	146	132
Noninterest Expense	472	415	424
Pre-Provision Net Revenue [1]	275	309	294
Provision for Credit Losses	4	10	21
Ratios:			
Return on Assets[2]	1.04 %	1. 25 %	1.14 %
Return on Common Equity[3]	10.1 %	12.1 %	10.8 %
Return on Tangible Common Equity[3]	11.8 %	14.2 %	12.7 %
Net Interest Margin	3.46 %	3.48 %	3.54 %
Yield on Loans	4.56 %	4.75 %	4.85 %
Yield on Securities	2.33 %	2.37 %	2.51 %
Average Cost of Total Deposits[4]	0.44 %	0.50 %	0.49 %
Efficiency Ratio [1]	61.3 %	57.3 %	59.0 %
Effective Tax Rate	22.1 %	22.9 %	22.7 %
Ratio of Nonperforming Assets to Loans, Leases and OREO	0.51 %	0.48 %	0.52 %
Annualized Ratio of Net Loan and Lease Charge-offs to Average Loans	0.18 %	0.01 %	0.12 %
Common Equity Tier 1 Capital Ratio	10.2 %	10.4 %	10.8 %

(1)   Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See
      Appendix for GAAP to non-GAAP reconciliation tables.
(2)   Net Income before Preferred Dividends or redemption costs used in the numerator
(3)   Net Income Applicable to Common used in the numerator
(4)   Includes noninterest-bearing deposits

ZIONS BANCORPORATION

Interest Rate Sensitivity

Zions is actively managing balance sheet sensitivity

Earnings at Risk Sensitivity [1]



| −200 bps | −100 bps | +100 bps | +200 bps |

-9%, -4%, 3%, 6%

1 Interest rate sensitivity has been reduced by adding interest rate hedges

- $3.6 billion of loan interest rate swaps as of Q4 2019

- Additional floors and swaps may be added to hedge interest rate risk in preparation for further declines in benchmark interest rates

Total Deposit Betas



Assumed
- −200 bps: 17%
- −100 bps: 25%
- +100 bps: 32%
- +200 bps: 31%

Historical
- Q4 2019: 15%
- Current Fed Cycle (-50 bps): 12%
- Prior Fed Cycle (+225 bps): 18%

Loan Reset Profile



Percent of Loans

- <= 3M: 51% / 43%
- 4-12M Libor: 11% / 12%
- 1-5 years: 26% / 26%
- 5+ years: 13% / 19%

Loans ■ After Hedging

Source: Company filings and S&P Global Market Intelligence; 2015-2018 interest rate cycle defined to cover periods 3Q15-2Q19, to reflect lag effect of deposit pricing relative to Fed Funds rates
[1] 12-month simulated impact of an instantaneous and parallel change in interest rates. For more information see the company's latest Form 10-K.

ZIONS BANCORPORATION

Impact of Warrants

Potential dilution is expected to be slight to moderate, depending upon future stock price

- Zions has 29 million warrants (Nasdaq: ZIONW) outstanding which are currently in the money and expire on May 22, 2020

- Dilution is calculated using the treasury method of accounting, which relies upon the following assumptions:
  - Warrants are exercised at the beginning of the period
  - Issuer uses proceeds from exercise to repurchase shares at the average market price during period (which equaled $48.39 in 4Q19)
  - Net shares issued = shares issued from warrant exercise – shares repurchased

Dilutive Impact Sensitivity

Reflects potential dilution given various <u>average</u> common stock share prices over any given period



Note: Analysis utilizes current warrant strike price and warrant multiplier. For more details, please see Zionsbancorporation.com → Stock Information → Warrant Information, or the prospectus supplement from September 2010, which can be found on the SEC's website.

ZIONS BANCORPORATION

Loan Growth by Bank Brand and Loan Type

Year over Year Loan Growth (4Q19 vs. 4Q18)

(in millions)	Zions Bank	Amegy	CB&T	NBAZ	NSB	Vectra	CBW	Other	Total
C&I (ex-Oil & Gas)	(42)	108	16	(148)	93	14	(4)	-	37
Owner occupied (ex-NRE)	42	86	36	42	33	(10)	13	-	242
Energy (Oil & Gas)	4	193	7	3	-	10	-	-	217
Municipal	182	84	95	73	73	42	125	58	732
CRE C&D	55	(107)	(61)	26	46	108	(42)	-	25
CRE Term (ex-NRE)	134	168	154	83	(14)	(82)	35	-	478
National Real Estate (NRE)	(75)	-	-	-	-	-	-	-	(75)
1-4 Family	57	233	30	28	(12)	25	14	17	392
Home Equity	(55)	25	15	10	(3)	4	(16)	-	(20)
Other	(12)	(22)	16	-	(11)	(11)	8	(1)	(33)
Total net loans	**290**	**768**	**308**	**117**	**205**	**100**	**133**	**74**	**1,995**

Linked Quarter Loan Growth (4Q19 vs. 3Q19)

(in millions)	Zions Bank	Amegy	CB&T	NBAZ	NSB	Vectra	CBW	Other	Total
C&I (ex-Oil & Gas)	(109)	22	68	(52)	9	5	12	-	(45)
Owner occupied (ex-NRE)	1	(21)	41	(29)	(1)	(4)	6	-	(7)
Energy (Oil & Gas)	4	(56)	7	(2)	-	7	1	-	(39)
Municipal	62	45	15	69	(12)	16	(6)	19	208
CRE C&D	31	(95)	(90)	41	(7)	(21)	5	-	(136)
CRE Term (ex-NRE)	(53)	(42)	42	(30)	(17)	(10)	(3)	-	(113)
National Real Estate (NRE)	(26)	-	-	-	-	-	-	-	(26)
1-4 Family	12	22	4	5	(8)	4	8	15	62
Home Equity	(25)	12	(2)	15	(3)	(3)	(7)	-	(13)
Other	(15)	-	9	4	(2)	(13)	-	-	(17)
Total net loans	**(118)**	**(113)**	**94**	**21**	**(41)**	**(19)**	**16**	**34**	**(126)**

Note: National Real Estate (NRE) is a division of Zions Bank with a focus on small business loans with low LTV ratios, which generally are in line with SBA 504 program parameters. "Other" loans includes municipal and other consumer loan categories. Totals shown above may not foot due to rounding.

ZIONS BANCORPORATION

GAAP to Non-GAAP Reconciliation

(Amounts in millions)		4Q19	3Q19	2Q19	1Q19	4Q18
Efficiency Ratio						
Noninterest expense (GAAP) [1]	(a)	$ 472	$ 415	$ 424	$ 430	$ 420
Adjustments:						
Severance costs		22	2	1	-	2
Other real estate expense		-	(2)	-	(1)	-
Debt extinguishment cost		-	-	-	-	-
Amortization of core deposit and other intangibles		-	-	-	-	-
Restructuring costs		15	-	-	-	-
Pension termination-related expense		-	-	-	-	-
Total adjustments	(b)	37	-	1	(1)	2
Adjusted noninterest expense (non-GAAP)	(a) - (b) = (c)	435	415	423	431	418
Net Interest Income (GAAP)	(d)	559	567	569	576	576
Fully taxable-equivalent adjustments	(e)	7	7	7	6	6
Taxable-equivalent net interest income (non-GAAP)	(d) + (e) = (f)	566	574	576	582	582
Noninterest income (GAAP) [1]	(g)	152	146	132	132	140
Combined income	(f) + (g) = (h)	718	720	708	714	722
Adjustments:						
Fair value and nonhedge derivative income (loss)		6	(6)	(6)	(3)	(3)
Equity securities gains (losses), net		2	2	(3)	1	2
Total adjustments	(i)	8	(4)	(9)	(2)	(1)
Adjusted taxable-equivalent revenue (non-GAAP)	(h) - (i) = (j)	710	724	717	716	723
Pre-provision net revenue (PPNR), as reported	(h) – (a)	$ 246	$ 305	$ 284	$ 284	$ 302
Adjusted pre-provision net revenue (PPNR)	(j) - (c)	**$ 275**	**$ 309**	**$ 294**	**$ 285**	**$ 305**
Efficiency Ratio [1]	(c) / (j)	**61.3 %**	**57.3 %**	**59.0 %**	**60.2 %**	**57.8 %**

ZIONS BANCORPORATION

GAAP to Non-GAAP Reconciliation

$ In millions except per share amounts		4Q19	3Q19	2Q19	1Q19	4Q18
Pre-Provision Net Revenue (PPNR)						
(a)	**Total noninterest expense** [1]	$472	$415	$424	$430	$420
	LESS adjustments:					
	Severance costs	22	2	1	-	2
	Other real estate expense	-	(2)	-	(1)	-
	Debt extinguishment cost	-	-	-	-	-
	Amortization of core deposit and other intangibles	-	-	-	-	-
	Restructuring costs	15	-	-	-	-
	Pension termination-related expense	-	-	-	-	-
(b)	*Total adjustments*	*37*	*-*	*1*	*(1)*	*2*
(a-b)=(c)	**Adjusted noninterest expense**	$435	$415	$423	$431	$418
(d)	Net interest income	559	567	569	576	576
(e)	Fully taxable-equivalent adjustments	7	7	7	6	6
(d+e)=(f)	Taxable-equivalent net interest income (TENII)	566	574	576	582	582
(g)	Noninterest Income	152	146	132	132	140
(f+g)=(h)	**Combined Income**	$718	$720	$708	$714	$722
	LESS adjustments:					
	Fair value and nonhedge derivative income (loss)	6	(6)	(6)	(3)	(3)
	Securities gains (losses), net	2	2	(3)	1	2
(i)	*Total adjustments*	*8*	*(4)*	*(9)*	*(2)*	*(1)*
(h-i)=(j)	**Adjusted revenue**	$710	$724	$717	$716	$723
(j-c)	**Adjusted pre-provision net revenue (PPNR)**	$275	$309	$294	$285	$305
Net Earnings Applicable to Common Shareholders (NEAC)						
(k)	Net earnings applicable to common	174	214	189	205	217
(l)	Diluted Shares	178,718	181,870	189,089	195,241	199,048
	GAAP Diluted EPS	0.97	1.17	0.99	1.04	1.08
	PLUS Adjustments:					
	Adjustments to noninterest expense	37	-	1	(1)	2
	Adjustments to revenue	8	(4)	(9)	(2)	(1)
	Tax effect for adjustments (25% for 2019, 38% prior periods)	(11)	(1)	(2)	(1)	-
	Preferred stock redemption	-	-	-	-	-
(m)	Total adjustments	34	(5)	(10)	(4)	1
(k+m)=(n)	**Adjusted net earnings applicable to common (NEAC)**	**210**	**209**	**179**	**201**	**218**
(n)/(l)	Adjusted EPS	1.18	1.15	0.95	1.03	1.10
(o)	Average assets	69,575	70.252	69,855	68,584	67,025
(p)	Average tangible common equity	5,852	5,988	5,974	5,991	5,923
Profitability						
(n)/(o)	Adjusted Return on Assets *(Annualized)*	1.20%	1.18%	1.03%	1.19%	1.29%
(n)/(p)	Adjusted Return on Tangible Common Equity *(Annualized)*	14.4%	13.8%	12.0%	13.6%	14.6%
(c)/(j)	Efficiency Ratio	61.3%	57.3%	59.0%	60.2%	57.8%

ZIONS BANCORPORATION